SOLID CORE

MERCATOR MINERALS

ANNUAL REVIEW 2011



MERCATOR MINERALS 2011 ANNUAL REVIEW IS AVAILABLE BY:

Requesting a hard copy:

T: 604.694.0005
E: info@mercatorminerals.com
M: #1050 – 625 Howe Street,
Vancouver, BC, Canada V6C 2T

Visiting our website at:

mercatorminerals.com

MERCATOR MINERALS